June 28, 2018

Kevin Thompson
Chief Executive Officer
SolarWinds Corporattion
7171 Southwest Parkway, Building 400
Austin, TX 78735

       Re: SolarWinds Corporation
           Draft Registration Statement on Form S-1
           Submitted June 1, 2018
           CIK 0001739942

Dear Mr. Thompson:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 3

1. Your disclosure on page 6 indicates that SolarWinds plans to convert the amount of cumulative but unpaid accrued dividends on the Class A common stock into shares of common stock or pay in cash at the company's election. In addition, your Footnote 11 on page F-40 discloses the dividend payment effect on Pro Forma Net Loss Per Share.
       Please clarify whether you intend to pay cash and if so describe such plans throughout the registration statement, including but not limited to, in the use of proceeds and dividend policy sections. Discuss the timing of the election relative to this offering.
 Kevin Thompson
FirstName LastNameKevin Thompson
SolarWinds Corporattion
Comapany NameSolarWinds Corporattion
June 28, 2018
June 28, 2018 Page 2
Page 2
FirstName LastName
2. You believe that the report by International Data Corporation underestimates the size of you market opportunity beyond the enterprise and mid-market. Please explain the differences in methodologies between the IDC estimate and the estimate in the survey you commissioned from Compass Intelligence Research and more clearly indicate why you believe the IDC report you cite underestimates your market opportunity.
Market Opportunity, page 3

3. We note your prospectus contains references to a study commissioned by you and conducted by Compass Intelligence Research. Please revise to provide the date of the
         Compass Intelligence report and provide us with a copy for our review with the specific language that supports each statement in the prospectus clearly marked. Also, please file the consent of Compass Intelligence as an exhibit to the registration statement. Refer to
         Rule 436 of Regulation C and Section 7 of the Securities Act.
Non-GAAP Financial Measures, page 16

4. You provide a tabular disclosure of non-GAAP financial measures without equally prominent disclosure of the comparable GAAP measures. In this regard, revise to include the comparable GAAP measures in this table. Please revise. We refer you to Question
         102.10 of the updated Non-GAAP Compliance and Disclosure
Interpretations issued on
         October 17, 2016.
Market and Industry Data, page 47

5. Please remove disclaiming language under this heading. In this regard, we note that investors are entitled to rely upon the information presented in the prospectus and you may not disclaim your responsibility the information presented. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
62

6. You indicate a risk factor on page 19 that your business depends on customers renewing their maintenance or subscription agreements and any decline in renewal or net retention rates could harm your future operating results. In addition, you have disclosed that your net retention rate for your subscription products averaged approximately 105% over the
         12-month period ending March 31, 2018. Given the risk factor that is disclosed on page
         19, please tell us what consideration was given in including a discussion of key metrics such as renewal rates for maintenance and subscription agreements during the periods presented or retention rates (i.e., the number of annual maintenance contracts customers have renewed and declined to renew, the percentage of subscribers on the last day of the prior year or quarter who remain customers on the last day of the current year or quarter).
         In addition, please tell us your consideration for disclosing the total number of customers at the end of each period presented with a breakdown for each period of new and existing customers. Further, please discuss any known trends relating to renewals (subscription or
 Kevin Thompson
FirstName LastNameKevin Thompson
SolarWinds Corporattion
Comapany NameSolarWinds Corporattion
June 28, 2018
June 28, 2018 Page 3
Page 3
FirstName LastName
         maintenance) or new customers, to the extent material. We refer you to
Section III.B of
         SEC Release No. 33-8350.
Results of Operations, page 68

7. We note that your subscription revenue increased $14.4 million, or 29.7%, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017, primarily due to sales of additional cloud management and MSP products. Please tell us if these components of revenue are significant and what consideration was given to separately quantifying and discussing these components in order to better understand your revenue trends. We refer you to Rule 303(a)(3) of Regulation S-K and SEC Release No.
         33-8350.
Business, page 97

8. You disclose that you have increased your number of customers by 6,000 in each of the last eight quarters and you have over 275,000 customers. Please provide the smallest or a range of amounts a customer could purchase in order to provide some context to this metric. Indicate how many of these customers are individuals and describe the revenue growth opportunity for one of these customers. To the extent that the increase constitute a material trend, please expand your discussion to address any material opportunities, challenges, and risks associated with such known trend. Refer to Item 303(a) of
         Regulation S-K and Section III of SEC Release No. 33-8350.
9. Please provide support for the following assertions in your prospectus: SolarWinds is a leading provider of information technology, or IT, infrastructure management software;
         and you have established a leading position in the market for remote management and monitoring software for MSPs.
Concentrations of Risks, page F-24

10. Your risk factor disclosure on page 26 indicates that you have a meaningful portion of your sales to a number of different departments of the U.S. federal government. Please tell us what consideration was given to disclosing the amount of revenue generated from the U.S. federal government. We refer you to FASB ASC 280-10-50-42. Fair Value Measurements, page F-29

11. We note that you disclose that you did not have any financial liabilities as of December
         31, 2016, December 31, 2017 and at March 31, 2018. However, you have a significant balance in long-term debt on the face of the balance sheets. Please revise to provide the information required by ASC 825-10-50-10 and ASC 820-10-50-2E for your financial instruments for which is practicable to estimate fair value.
General
 Kevin Thompson
SolarWinds Corporattion
June 28, 2018
Page 4
12. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
13. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms
         Compliance and Disclosure Interpretations.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.


FirstName LastNameKevin Thompson
                                                               Division of
Corporation Finance
Comapany NameSolarWinds Corporattion
                                                               Office of
Information Technologies
June 28, 2018 Page 4                                           and Services
FirstName LastName